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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of,        January                                 2006
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Commission File Number   000-23464
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                                Hummingbird Ltd.
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                 (Translation of registrant's name into English)

                1 Sparks Avenue, Toronto, Ontario, Canada M2H 2W1
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                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

         Form 20-F                      Form 40-F       X
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         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                            No   X
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         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________


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                    DOCUMENTS INCLUDED AS PART OF THIS REPORT


     Document

         1           Code of Ethics of the Registrant.


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                                                                      DOCUMENT 1


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                        Hummingbird Ltd. - Code of Ethics

Hummingbird Ltd. (the "Company") is committed to conducting its business in accordance with applicable laws, rules and regulations, and the highest standards of business ethics, and to full and accurate disclosure in compliance with applicable laws, rules and regulations. This Code of Ethics applies to all directors, officers and employees of the Company and sets forth specific policies to guide you in the performance of your duties.

As a director, officer or employee of the Company, you must not only comply with applicable laws, rules and regulations; you also must engage in and promote honest and ethical conduct and abide by the policies and procedures that govern the conduct of the Company's business. Your responsibilities include helping to create and maintain a culture of high ethical standards and commitment to compliance, and, in the case of directors and officers, maintaining a work environment that encourages employees to raise concerns to the attention of management and promptly addressing employee compliance concerns.

Compliance With Laws, Rules And Regulations

You are required to comply with the laws, rules and regulations that govern the conduct of the Company's business, including all laws prohibiting insider trading, money laundering, bribery and improper payments, and to report any suspected violations in accordance with the section below titled "Compliance With Code Of Ethics."

Conflicts Of Interest

You may not make any investment, accept any position or benefits, participate in any transaction or business arrangement or otherwise act in a manner that creates or appears to create a conflict of interest unless you make full disclosure of all facts and circumstances to, and obtain the prior written approval of either, the Chief Financial Officer, in the case of employees, and the Chairman of the Audit Committee, in the case of directors and officers.

A "conflict of interest" arises when you take actions or have interests that conflict in any way with the interests of the Company. These conflicts may make it difficult for you to perform your work objectively and efficiently. The following are some common examples that illustrate actual or apparent conflicts of interest that should be avoided:

     o You or a member of your family has an ownership interest in, is employed by or serves as a director of a company that competes with the Company, does business with the Company (such as a customer, supplier or business partner) or is a recipient of charitable contributions made by the Company. (However, it is not typically considered a conflict of interest to make investments in competitors, customers or suppliers that are listed on a stock exchange, so long as the total value of the investment is less than one percent (1%) of the outstanding stock of that competitor, customer or supplier and the amount of the investment is not so significant that it would affect your business judgment on behalf of Company.)

     o You or a member of your immediate family participates in a joint venture, partnership or other business arrangement or investment either
         (i) with the Company or (ii) that you learned of through the use of Company property or information or your position at the Company; and

     o You or a member of your family receives improper personal benefits as a result of your position in the Company.

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Confidential Information

You are required to maintain the confidentiality of all confidential information that you receive or become privy to in connection with the Company's business, except when disclosure is authorized or legally mandated. Confidential information includes all non-public information that might prejudice the ability of the Company to pursue certain objectives, be of use to competitors or harmful to the Company, its suppliers or its customers, if disclosed. Confidential information also includes any information relating to the Company's business and affairs that results in or would reasonably be expected to result in a significant change in the market price or value of any of the Company's securities or any information a reasonable investor would consider important in making an investment decision. You must not use confidential information for your own advantage or profit.

Disclosures

It is the Company's policy to make full, fair, accurate, timely and understandable disclosure in compliance with all applicable laws and regulations in all reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and Canadian securities regulators and in all other public communications made by the Company. The Company's management has the general responsibility for preparing such filings and such other communications and shall ensure that such filings and communications comply with all applicable laws and regulations. Employees must provide all necessary information to management when requested and must inform management if they become aware that information in any such filing or communication was untrue or misleading at the time such filing or communication was made or if they have information that would affect any filings or communications to be made in the future.

Protection and Proper Use of Company Assets

You should protect the Company's assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company's profitability. The Company's assets should only be used for legitimate business purposes.

Compliance With Code Of Ethics

If you know of or suspect a violation of applicable laws, rules or regulations or this Code of Ethics, you must immediately report that information to Chief Financial Officer, in the case of employees, and the Chairman of the Audit Committee, in the case of directors and officers. Reports of suspected violations should identify as many relevant facts as possible, including, if applicable: (1) the date(s) relevant to the identified issue; (2) the name of any persons involved in the identified activity; (3) the specific facts that give rise to the concerns expressed; and (4) any suggestions for resolving or dealing with the problems or issues identified. The Company recognizes that resolving reported problems or concerns will advance the overall interests of the Company, and will help to safeguard the Company's assets, financial integrity and reputation. No one will be subject to retaliation because of a good faith report of a suspected violation. Violations of this Code of Ethics may result in disciplinary action, up to and including discharge. The Company's Audit Committee shall determine, or shall designate appropriate persons to determine appropriate action in response to violations of this Code of Ethics. Violations of this Code of Ethics may also violate certain laws.

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Waivers Of Code Of Ethics

If you would like to seek a waiver of this Code of Ethics, you must make full disclosure of your particular circumstances to the Chief Executive Officer, in the case of employees, the Chairman of the Audit Committee, in the case of directors and officers. Amendments to and waivers of this Code of Ethics will be publicly disclosed as required by applicable laws, rules and regulations.

Documenting Compliance with the Disclosure Policy

Appropriate records evidencing compliance with this Code of Ethics will be maintained by the Company, including copies of correspondence relating to requests for, and determinations relating to, waivers of this Code of Ethics, and copies of documents relating to violations of this Code of Ethics.

No Rights Created

This Code of Ethics is a statement of certain fundamental principles, policies and procedures that govern the directors, officers and employees of the Company in the conduct of the Company's business. It is not intended to and does not create any rights in any employee, customer, client, supplier, competitor, shareholder or any other person or entity.


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    HUMMINGBIRD LTD.
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                                                     (Registrant)

Date:   January 9, 2006                  By: /S/ INDER DUGGAL
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                                             Name:  Inder P.S. Duggal
                                             Title: Chief Financial Officer,
                                                    Secretary and Treasurer